                            Filed by UbiquiTel Inc.
                            Pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended
                            Subject Company: UbiquiTel Inc.
                            Commission File No: 000-30761

Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by UbiquiTel Inc. ("UbiquiTel") with the SEC in connection with its proposed acquisition of VIA Wireless, LLC ("VIA Wireless") because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other relevant documents filed by UbiquiTel with the SEC at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and such other documents may also be obtained for free from UbiquiTel by directing such requests to UbiquiTel Inc., One West Elm Street, 4th Floor, Conshohocken, Pennsylvania 19428, Attention: Investor Relations (telephone: (610) 832-3300).

UbiquiTel and VIA Wireless, including their respective directors, executive officers and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from UbiquiTel's shareholders in connection with the proposed transaction. A description of any interests that UbiquiTel's and VIA Wireless' directors and executive officers have in the proposed transaction will be contained in the proxy statement/prospectus.

The following communications contain forward-looking statements that are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in UbiquiTel's forward-looking statements, including the following factors: UbiquiTel's ability to consummate the VIA transaction, including obtaining stockholder approval, regulatory approval and other third-party consents; UbiquiTel's ability to realize expected cost savings from the conversion of VIA Wireless to a Type II Sprint PCS affiliate; UbiquiTel's dependence on its affiliation with Sprint PCS; changes or advances in technology; changes in Sprint's national service plans or fee structure with UbiquiTel; changes in population; increased competition in UbiquiTel's markets; UbiquiTel's ability to manage anticipated growth and rapid expansion; and general market and economic conditions. Certain of these and other applicable risks, cautionary statements and factors that could cause actual results to differ from UbiquiTel's forward-looking statements are included in UbiquiTel's filings with the Securities and Exchange Commission, specifically in the "risk-factors" section of UbiquiTel's Registration Statement on Form S-1 as declared effective by the Securities and Exchange Commission on June 7, 2000

THE FOLLOWING PRESS RELEASE WAS ISSUED BY UBIQUITEL INC. ON FEBRUARY 22, 2001.


[UBIQUITEL LOGO]                                              [SPRINT PCS LOGO]


FOR IMMEDIATE RELEASE



                        UBIQUITEL TO ACQUIRE VIA WIRELESS

       ACQUISITION TO INCREASE TOTAL LICENSED POPS 45% TO 11.1 MILLION AND
                         SUBSCRIBER BASE 250% TO 60,000

           COMPANY TO BECOME SECOND-LARGEST SPRINT PCS NETWORK PARTNER

CONSHOHOCKEN, PA - FEBRUARY 22, 2001 - UbiquiTel Inc. (NASDAQ:UPCS), a Sprint PCS Network Partner, today announced that it has entered into an agreement to acquire VIA Wireless ("VIA"), a privately-held Sprint PCS Network Partner. The acquisition will make UbiquiTel the second largest Sprint PCS Network Partner with over 11.1 million licensed POPs (people). Under the terms of the transaction, UbiquiTel will issue 16.4 million shares of common stock and assume approximately $25.0 million of net debt as of December 31, 2000. VIA members will hold approximately 19.5% of UbiquiTel's stock after the transaction, calculated by using the treasury method.

         VIA Wireless is the exclusive provider of Sprint PCS digital wireless personal communication services to the central valley of California, which covers approximately 3.4 million licensed POPs. Its markets are contiguous to UbiquiTel's markets in Northern California and include Fresno, Bakersfield and Stockton. The VIA network currently covers approximately 2.5 million residents, including key travel corridors between Los Angeles and San Francisco. As of December 31, 2000, VIA Wireless had more than 40,000 subscribers. Pro forma for the acquisition of VIA, UbiquiTel will have approximately 60,000 subscribers. As of December 31, 2000, VIA has incurred property, plant and equipment expenditures of approximately $80.7 million.

         VIA Wireless currently performs its own customer billing and related functions. UbiquiTel will assume operational management and shift the billing and related functions from VIA to Sprint PCS and this is expected to enable UbiquiTel to realize significant cost savings.

         Donald A. Harris, chairman and CEO of UbiquiTel said, "The acquisition of VIA Wireless is a tremendous strategic jewel in our crown, and fits well with our existing markets, which include a number of attractive travel-to destinations such as Reno and Tahoe. These markets exhibit attractive demographic characteristics that are 60% higher than the average population growth and include the major north - south travel corridors between San Francisco and Los Angeles. With a contiguous footprint, this acquisition represents a critical step in the execution of our strategy to offer our customers the best possible service at the greatest value across the widest geography."

         David S. Nelson, President of VIA Wireless, said "We are pleased to join UbiquiTel, and its experienced and capable management team, in further building the combined strengths of UbiquiTel and VIA in the California marketplace for Sprint PCS products and services."

         The transaction is subject to regulatory approvals, including the Federal Communications Commission and approval by UbiquiTel's stockholders of the issuance of the shares. These approvals should be obtained within several months, and the transaction is expected to close by July 31, 2001. In the interim, UbiquiTel will advance up to $25 million to fund VIA's operations and will manage VIA's operations.

         Funding for the transaction is being provided in part by an increase of $50 million in UbiquiTel's senior credit facility, for which UbiquiTel has received commitments from BNP Paribas, GE Capital and Bank of America, and the sale of $50 million of non-core VIA assets. UbiquiTel expects to continue to be over funded in its network build-out, providing additional liquidity for subsequent growth opportunities. Credit Suisse First Boston served as financial advisor to UbiquiTel and The Robinson-Humphrey Company served as financial advisor to VIA in the transaction.

          UbiquiTel's management will conduct a conference call this morning at 8:30 a.m. Eastern Time to discuss the acquisition as well as its fourth quarter 2000 results. Investors and interested parties may listen to the call via a live Webcast accessible on the investor relations page of the Company's web site at www.ubiquitelpcs.com. To listen, please register and download audio software at the site at least 15 minutes prior. THE COMPANY WILL ALSO BE POSTING A BRIEF PRESENTATION REVIEWING THE VIA TRANSACTION ON THE INVESTOR RELATIONS PAGE OF ITS SITE FIFTEEN MINUTES PRIOR TO START TIME; THIS WILL BE USED DURING THE CONFERENCE call. The presentation will not be linked to the web cast, so investors and interested parties will have to launch the audio web cast before clicking on the presentation. The Webcast and Presentation will be available on the site for approximately three months, while a telephone replay of the call is available for 7 days beginning at 10:30 a.m. Eastern Time, February 22nd, at 1-800-633-8284 or 1-858-812-6440, reservation #17897190.

         UbiquiTel is the exclusive provider of Sprint PCS digital wireless personal communication services to midsize markets in the Western and Midwestern United States covering a total population of approximately 7.7 million residents. When complete, the majority of UbiquiTel's network will cover portions of California, Nevada, Washington, Idaho, Montana, Wyoming, Utah, Indiana and Kentucky.

STATEMENTS CONTAINED IN THIS NEWS RELEASE THAT ARE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS ARE MADE PURSUANT TO THE "SAFE-HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE MADE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS OR BELIEFS AS WELL AS ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO, MANAGEMENT. A VARIETY OF FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN UBIQUITEL'S FORWARD-LOOKING STATEMENTS, INCLUDING THE FOLLOWING FACTORS:
UBIQUITEL'S ABILITY TO CONSUMMATE THE VIA TRANSACTION, INCLUDING OBTAINING STOCKHOLDER APPROVAL, REGULATORY APPROVAL AND OTHER THIRD-PARTY CONSENTS; UBIQUITEL'S ABILITY TO REALIZE EXPECTED COST SAVINGS FROM THE CONVERSION OF VIA WIRELESS TO A TYPE II SPRINT PCS AFFILIATE; UBIQUITEL'S DEPENDENCE ON ITS AFFILIATION WITH SPRINT PCS; CHANGES OR ADVANCES IN TECHNOLOGY; CHANGES IN SPRINT'S NATIONAL SERVICE PLANS OR FEE STRUCTURE WITH UBIQUITEL; CHANGE IN POPULATION; INCREASED COMPETITION IN UBIQUITEL'S MARKETS; UBIQUITEL'S ABILITY TO MANAGE ANTICIPATED GROWTH AND RAPID EXPANSION; AND GENERAL MARKET AND ECONOMIC CONDITIONS. CERTAIN OF THESE AND OTHER APPLICABLE RISKS, CAUTIONARY STATEMENTS AND FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM UBIQUITEL'S FORWARD-LOOKING STATEMENTS ARE INCLUDED IN UBIQUITEL'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, SPECIFICALLY IN THE "RISK FACTORS" SECTION OF UBIQUITEL'S REGISTRATION STATEMENT ON FORM S-1 AS DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 2000.

CONTACTS:
Dava Guerin
Guerin Public Relations, Inc.
(215) 914-2040 or (215) 262-0740 (wireless)

John Nesbett or Mary Ellen Adipietro             Peter Lucas
Lippert/Heilshorn & Associates                   UbiquiTel Inc.
(212) 838-3777                                   (610) 832-3392
jgn@lhai.com or mary@lhai.com                    info@ubiquitelpcs.com

                                       ###

THE FOLLOWING IS A SLIDE PRESENTATION FIRST USED BY UBIQUITEL INC. ON FEBRUARY 22, 2001.

                               [UBIQUITEL LOGO]

                    PRESENTATION REGARDING THE ACQUISITION OF

                                  VIA WIRELESS

[SPRINT LOGO]                   FEBRUARY 22, 2001              [SPRINT PCS LOGO]

SAFE-HARBOR PROVISIONS

--------------------------------------------------------------------------------

       Statements contained herein that are forward-looking statements are subject to various risks and uncertainties. Such forward looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in UbiquiTel's forward-looking statements, including the following factors: failure to satisfy the conditions to closing; the acquisition or financing described in the following communications; costs related to the acquisition; the risk that the acquisition will not be integrated successfully; delays in network construction and launch; increases in network construction costs; UbiquiTel's dependence on its affiliation with Sprint PCS; shifts in populations or network focus; changes or advances in technology; changes in Sprint's National service plans or fee structure with us; change in population; increased competition in our markets; and adverse changes in financial position, condition or results of operations. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from UbiquiTel's forward-looking statements, please refer to UbiquiTel's filings with the Securities and Exchange Commission, especially in the "risk factors" sections of UbiquiTel's Prospectus dated June 7, 2000.


                                                                [UBIQUITEL LOGO]

VIA WIRELESS

-        VIA is a privately-held Sprint PCS Network Partner

         - markets in central valley of California; contiguous to UPCS' Northern California market

         - 3.4 million licensed POPs

-        VIA currently covers approximately 2.5 million POPs or 72% of its Total
         POPs

         - VIA served over 40,000 subscribers as of December 31, 2000

         - 164 cell cites in operation (87 owned)

-        VIA currently operates as a Type III Sprint PCS affiliate

         - VIA to convert to Type II affiliate by July 2001

-        VIA also owns 10 MHz of spectrum in its markets, which will be sold

         - The F-Block spectrum covers the five northern BTAs

         - The A-Block spectrum covers Bakersfield and was originally purchased from Sprint PCS


                                                                [UBIQUITEL LOGO]

UBIQUITEL - VIA BENEFITS

--------------------------------------------------------------------------------

-        Substantial increase in total and covered POPs

         - Increases UbiquiTel total POPs by 45% to 11.1 million

         - Increases UbiquiTel planned covered POPs by 52% to 7.3 million

         - Pro Forma will cover 66% of total POPs

-        VIA's markets are a contiguous extension of UbiquiTel's markets

         - Closest independent affiliate to existing UbiquiTel licensed territory

         - Covers substantial portion of California between Los Angeles and San Francisco

-        Existing VIA operations complement UbiquiTel's operating structure

-        UbiquiTel remains fully funded with a $50 million cash cushion

-        Positions UbiquiTel for additional future growth

-        Increased scale and scope strengthens relationship with Sprint PCS


                                                                [UBIQUITEL LOGO]

GREATLY EXPANDED CALIFORNIA FOOTPRINT

--------------------------------------------------------------------------------




    [US MAP INDICATING UBIQUITEL WESTERN TERRITORY & VIA WIRELESS TERRITORY]




                                                                [UBIQUITEL LOGO]
                                        4

VIA POPS(1)
--------------------------------------------------------------------------------

                      BTA      MHz OF         TOTAL
VIA PROPERTIES        NO.      SPECTRUM(1)    POPS(2)
-----------------------------------------------------
Bakersfield, CA        28      20 MHz         662,800
Fresno, CA            157      30 MHz         929,550
Merced, CA            291      30 MHz         227,050
Modesto, CA           303      30 MHz         494,500
Stockton, CA          434      30 MHz         604,050
Visalia, CA           458      30 MHz         499,500
-----------------------------------------------------
VIA Total                                   3,417,450
-----------------------------------------------------
UbiquiTel Total                30 MH        7,667,000
=====================================================

(1) After the sale of the VIA spectrum, VIA will exclusively operate using the Sprint PCS spectrum.
(2) Estimated total POPs is based on the average of Paul Kagan 2000 and Rand McNally 2000 data.


                                                                [UBIQUITEL LOGO]

TRANSACTION SUMMARY

--------------------------------------------------------------------------------

PURCHASE PRICE          $122.0 MILLION IMPLIED EQUITY VALUE (1)

                        $14.0 MILLION IMPLIED ENTERPRISE VALUE (1) ($43 PER POP)

CONSIDERATION           16.4 MILLION UPCS SHARES

                        $25.0 MILLION OF ASSUMED NET DEBT

ADDITIONAL FINANCING    $50 MILLION IN COMMITTED SENIOR DEBT FINANCING FROM
                        BNP PARIBAS, GE CAPITAL AND BANK OF AMERICA

                        $50 MILLION IN PROCEEDS FROM SALE OF VIA'S ASSETS

ACCOUNTING TREATMENT    PURCHASE ACCOUNTING

TAX TREATMENT           TAX FREE REORGANIZATION

GOVERNANCE

        CHAIRMAN & CEO  DONALD A. HARRIS

        BOARD SEATS     VIA WILL HAVE ONE UBIQUITEL BOARD SEAT (OUT OF EIGHT)

EXPECTED CLOSING        JULY 2001


(1) BASED ON UPCS STOCK PRICE OF $7.44 ON FEBRUARY 21, 2001 AND ASSUMING SALE OF VIA's NON-CORE ASSETS.


                                                                [UBIQUITEL LOGO]

UBIQUITEL--VIA:  VALUATION--OWNERSHIP

--------------------------------------------------------------------------------

-        TRANSACTION SUBSTANTIALLY BENEFICIAL

                                 UBIQUITEL    VIA WIRELESS (1)  COMBINED
Total POPs (1)                   7,667,000       3,417,450      11,084,450

Shares (in millions) (2)              67.7            16.4            84.1
Total Enterprise Value              $509.6          $147.0          $656.6
Enterprise Value / POP                 $66             $43

License Value / POP                    $45              $2

SHARE OF POP CONTRIBUTION            69.2%           30.8%
ENTERPRISE VALUE CONTRIBUTION        77.6%           22.4%
PRO FORMA OWNERSHIP                  80.5%           19.5%


(1) Pro Forma for asset sales.


                                                                [UBIQUITEL LOGO]

PRO FORMA OPERATING STATISTICS

--------------------------------------------------------------------------------

                             UBIQUITEL  VIA WIRELESS       COMBINED
-------------------------------------------------------------------
TOTAL POPS (MM)                 7.7          3.4              11.1

CURRENT COVERED POPS (MM)       2.2          2.5               4.7
  % COVERED                     29%          72%               43%

PLANNED COVERED POPS (MM)       4.8          2.5               7.3
  % COVERED                     63%          72%               66%

PENETRATION
  COVERED POPS                 0.7%         1.6%              1.4%
  TOTAL POPS                   0.2%         1.2%              0.6%

SUBSCRIBERS (12/31/00)       16,635       40,000            56,635

APPU (WITHOUT TRAVEL)           $59          $60                --

CHURN                          3.3%         4.4%                --

NETWORK
  CELL SITES                    215          164               379
  TOWERS OWNED                    0           87                87
  SWITCHES                        4            1                 5


                                                                [UBIQUITEL LOGO]

CONCLUSION

--------------------------------------------------------------------------------

- STRATEGIC, HIGH-TRAFFIC, CONTIGUOUS MARKET COVERING SUBSTANTIAL PORTION OF CALIFORNIA

-        CREATES SECOND LARGEST SPRINT PCS NETWORK PARTNER

-        INCREASES LICENSED POPS BY OVER 48% WITH SIGNIFICANT NETWORK COVERAGE

-        TRIPLES SUBSCRIBER BASE TO OVER 60,000 SUBS

-        POSITIONS UBIQUITEL FOR ADDITIONAL FUTURE GROWTH


                                                                [UBIQUITEL LOGO]
                                        9

                                 [UBIQUITEL LOGO]